EXHIBIT 1

FOR IMMEDIATE RELEASE

Contacts:

Matthew Sherman / Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

         THE COMMITTEE OF CONCERNED SHAREHOLDERS OF THE CHILDREN'S PLACE
                          MAILS LETTER TO SHAREHOLDERS

    Urges Shareholders to Vote FOR the Committee's Nominees on the GOLD Proxy
                                   Card Today

New York - July 2, 2009 -The Committee of Concerned Shareholders of The Children's Place (the "Committee"), which collectively owns approximately 22% of the outstanding shares of The Children's Place Retail Stores, Inc. (Nasdaq:
PLCE) ("The Children's Place" or the "Company"), today announced that it is mailing a letter to the Company's shareholders in connection with its nomination of three independent, highly-qualified and proven individuals for election to the Board of Directors at the Company's 2009 Annual Meeting of Shareholders, scheduled for July 31, 2009. Shareholders of record as of June 30, 2009 are entitled to vote at the meeting.

This upcoming election of directors is about the future of The Children's Place
- and all votes can make a difference. The choice is clear - by voting on the GOLD proxy card, shareholders can elect three experienced and independent Board nominees who are dedicated to protecting and enhancing the value of The Children's Place. The Committee urges shareholders to act now to ensure that their shares are represented at the upcoming Annual Meeting.

The Committee today sent the following letter to all shareholders:

      July 2, 2009

      Dear Fellow Shareholder,

      Do not be deceived by the Company's misleading statements about what is at stake in the upcoming election of directors for The Children's Place. In a clear act of desperation, the Company is attempting to distract you from the important issues facing The Children's Place today. This election is not about the past. It's about the need for change today and who can best protect and grow your investment.

      The Committee of Concerned Shareholders of The Children's Place is convinced that our three independent nominees - Raphael Benaroya, Jeremy Fingerman and Ross Glickman - are more qualified to serve on your Board than the three incumbent candidates. We urge you to vote for these dedicated individuals on the GOLD proxy card TODAY by telephone, Internet, or by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided.

                              SETTING THE RECORD STRAIGHT

      Why has the Company avoided the issues and resorted to making misleading statements about Ezra Dabah? The answer is simple: The Company's nominees compare poorly to and lack the qualifications possessed by the Committee's nominees. The Company has made a series of false and misleading statements about Ezra Dabah to deflect your attention from the incumbent nominees and their inferior track records. Let us again state the facts:

      o Ezra Dabah is not a nominee for election. In fact, Mr. Dabah was elected to the Board by shareholders last year following a unanimous nomination by the same Board that now is engaged in personal and misleading attacks on him.

      o Mr. Dabah is not attempting to gain control of the Company. He is no longer the Chairman and CEO and has no plans to return as Chairman or CEO. The Committee's nominees are independent and, if elected, will act in the best interests of all shareholders as their fiduciary duties require. Mr. Dabah does not have any prior social, business or professional relationship with any of the Committee's nominees.

      o The Committee's sole interest is making sure The Children's Place has the right Board in place to protect and grow value for all shareholders. None of the Company's nominees have ever purchased a single share of the Company's common stock on the open market. The members of the Committee by contrast collectively own approximately 22% of the Company's outstanding shares. Our interests are aligned with yours. While our nominees do not currently own any shares of the Company, they have each committed to purchase shares if elected. Do you want to trust your investment to a group of directors who, unlike you, have never invested their own capital in the Company?

      o Do not be misled by the Company's repeated misrepresentation of the facts surrounding Mr. Dabah's resignation as CEO. No one will dispute that Mr. Dabah resigned around the time that Deloitte & Touche informed the Company that it would no longer rely on his representations. What the Company has neglected to tell you is that, at that same time, Mr. Dabah's fellow directors did not question his integrity and planned to terminate Deloitte and engage BDO Seidman, which was willing to accept Mr. Dabah's representations. These important facts are reflected in a recorded message left for Mr. Dabah by Sally Kasaks, the Company's Interim Chair. Although the Board considered Deloitte's position unreasonable, Mr. Dabah stepped down as CEO to facilitate the completion of audits and to avoid further delay in completing the Company's SEC filings.

          The Company is attempting to mislead you about the past in order to distract you from the present and the future - Do not let that happen!

                WE BELIEVE THE COMPANY NOW FACES A DOWNWARD TREND THAT
                              JEOPARDIZES YOUR INVESTMENT

      Do not be seduced by management's statements about 2008 sales performance. The Company's 2008 sales and profits are the result of management planning and direction in 2007. Like any vertically-integrated, specialty retailer, The Children's Place plans, designs and merchandises its seasonal lines at least a year in advance of presenting them in stores. The current interim management team's product selection was presented in stores starting in the fourth quarter of 2008 and look at the results:

            o While the Company's comparable store sales performance in the first three quarters of 2008 were all positive with 5% average comparable store sales growth, the fourth quarter (the first in which the current management team made merchandising decisions) showed a decline in comparable store sales growth of (5%) based on the Company's prior method of reporting comparable store sales results.

            o At the end of the fourth quarter of 2008, the Company changed its method of reporting comparable store sales, a move that obscures the current trends in the Company's core retail business. The "new" methodology includes e-commerce results and adjusts for constant currency. Under this altered methodology, the Company generated positive comparable store sales growth of 1% in the fourth quarter of 2008, a 600 basis point increase over the comparable store sales growth that would have been reported using the Company's prior methodology. Virtually all of the specialty retailers in the Company's peer group do not employ this questionable methodology selected by the Company's interim management. Would you trust a board and management team that is willing to change its disclosure methodology to make results look better at a time when comparable store sales are generally down across the industry?

      Management is touting its 2008 performance by selectively comparing 2008 results to 2007, which was only one year that followed a successful ten year period of growth for the Company. During the period from 2004 to 2006 for example:

                  o Comparable store sales increased 16%, 9% and 11%, respectively.

                  o Reported net sales increased from $1.2 billion in 2004 to over $2.0 billion in 2006.

                  o Reported diluted net income per share increased from $1.48 in 2004 to $2.92 in 2006.

      We are concerned that the Company's 2008 results cannot be sustained. Recent performance confirms our fears:

                  o The Company's stock price has decreased 26% since the beginning of June 2009.

                  o Since November 2008, there has been only one month of positive same store sales growth.

                  o In May 2009, the Company reported a 9% decline in comparable store sales--its worst monthly results in over three years (as far back as the Company has disclosed its new comparable store sales methodology) and 11% lower than median comparable store sales for other value retailers.

      All of this has led to a decline in the value of your investment in The Children's Place. Today, the Company's stock is trading at a P/E multiple that is approximately 50% of its comparable peer group. In addition, while the Company has used selective time periods to claim that the Company's stock price is up 39% under the current Board and management, the fact is that the Company's stock price was $27.08 as of July 1, 2009, which is virtually unchanged since Mr. Crovitz became Interim CEO in September 2007. Ask yourself: what value has the current Board created for you?

      We believe this decline inevitably results from an interim leadership team and Board that have failed to protect and grow your investment in the Company. Interim CEO Charles Crovitz has identified no viable growth strategies and the Board has already concluded he does not meet the Board's articulated criteria for a permanent CEO. Yet the Board has rewarded him with excessive compensation: nearly $4,000,000 in 2008, including over $500,000 in lavish perquisites. If Mr. Crovitz is doing a great job, as the current Board has told you, why has the Board spent the last 21 months looking to replace him? That's 21 months of the Board failing to do what it acknowledges must be done!

      The incumbent Board would have you believe that Interim Chair Sally Kasaks has done great things for Pacific Sunwear. What they still haven't told you is that she was replaced as Chair of the Board and CEO of Pacific Sunwear after that company suffered an almost 84% stock price decline. The Children's Place cannot afford a leader with that type of "track record." If Ms. Kasaks is not good enough to be Chair and CEO of Pacific Sunwear, why should she be reelected to your Board?

                                 CHANGE IS NEEDED NOW
                  OUR NOMINEES ARE COMMITTED TO BRINGING THAT CHANGE

      The Committee is seeking to elect three new independent directors who will bring to the Board much-needed insight and relevant perspectives and reposition the Company for continued and profitable growth and help drive shareholder value. When you consider the qualifications of the Committee's nominees against the poor track records of the incumbent nominees, we think the choice is clear:

            The Committee's Nominees               The Incumbent Directors
      -----------------------------------    -----------------------------------

      Raphael Benaroya: More than 25         Sally Kasaks: Just replaced as
      years of senior level (including       Chair of the Board and CEO of
      CEO) specialty apparel retailing       Pacific Sunwear after it suffered
      and mass consumer marketing            an almost 84% stock price decline
      experience. He is currently            during her tenure. While stock
      Chairman of the Board of Russ          prices can be affected by many
      Berrie, a public company that          factors, she also oversaw a 27%
      specializes in the design, import,     decline in Ann Taylor's stock price
      marketing and distribution of          when she served as CEO from 1992 to
      infant and juvenile consumer           1996.
      products, and has served as the
      Chairman of F.A.O. Schwartz (post
      bankruptcy). He was also the
      Chairman, President and CEO of
      United Retail Group, a public
      specialty retailer of women's
      fashions, from 1989 until its
      successful sale in 2007.

      Jeremy J. Fingerman: More than 20      Norman Matthews: 76 years old; just
      years of mass marketing and brand      recently appointed, not elected, to
      management experience. He most         The Children's Place Board. Has
      recently served as President and       held directorships at several
      CEO of R.A.B. Food Group,              companies that have
      where during his tenure, the           filed for bankruptcy or been
      business grew by more than 50%         liquidated, including Levitz,
      through organic growth initiatives     Lechters(1), and Loehmann's. As
      and acquisitions. Prior to joining     Chairman of Galyan's Trading
      R.A.B., he served as President of      Company, he oversaw seven straight
      the U.S. Soup Division at Campbell     quarters of declining same store
      Soup, during which time the U.S.       sales and an 18% decline in the
      soup franchise generated three         Company's share price over three
      consecutive years of consumption       years following the IPO.
      growth for the first time in 18
      years.

      Ross Glickman: 35 years of             Malcom Elvey: limited retail
      specialty retail and real estate       company experience includes only a
      experience, with extensive             brief stint at Metro Cash and Carry
      expertise in retail real estate        over 30 years ago.
      strategy issues and current market
      developments. He is currently
      Chairman and CEO of Urban Retail
      Properties, a development, leasing
      and management real estate company,
      specializing in retail shopping
      centers, with approximately 28
      million square feet under
      management.

      The Committee believes that its independent nominees have the experience and talent necessary to help position the Company to deliver and sustain future growth and increase shareholder value, and that the Company's nominees do not.

      This upcoming election of directors is about the future of our Company - and your vote can make a difference. The choice is clear - by voting on the enclosed GOLD proxy card, you can elect three experienced and independent Board nominees who are dedicated to protecting and enhancing the value of your investment. We urge you to act now to ensure that your shares are represented at the upcoming Annual Meeting.

      Remember, even if you previously returned a white proxy card, you have every legal right to change your vote. Vote your shares on the GOLD proxy by phone or Internet by following the instructions on your GOLD proxy card--or by signing dating and returning it in the envelope provided.

      Innisfree M&A Incorporated is assisting the Committee with its efforts to solicit your vote. If you have any questions about voting your shares, please call Innisfree toll-free at (888) 750-5834.


      Thank you for your support.

      Sincerely yours,

      /s/ Ezra Dabah
      Ezra Dabah, on behalf of
      THE COMMITTEE OF CONCERNED SHAREHOLDERS OF THE CHILDREN'S PLACE

      ---------

      (1) Matthews resigned less than four months prior to the Company's Chapter 11 filing.

The Committee urges shareholders to vote FOR its three director nominees on the GOLD proxy card today - by telephone, Internet or by signing, dating and returning the GOLD proxy card. Innisfree M&A Inc. is acting as proxy solicitor for the Committee and can be reached toll-free at (888) 750-5834.

Moelis & Company is serving as financial advisor and Cadwalader, Wickersham & Taft LLP is serving as legal counsel for the Committee.

--------------------------------------------------------------------------------

      Your Vote Is Important, No Matter How Many Or How Few Shares You Own.

     If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:

                           INNISFREE M&A INCORPORATED
                   Shareholders Call Toll-Free: (888) 750-5834
               Banks and Brokers May Call Collect: (212) 750-5833

                                    IMPORTANT

   We urge you NOT to sign any White proxy card sent to you by The Children's
                                     Place.

 If you have already done so, you have every right to change your vote by using the enclosed GOLD proxy card to vote TODAY--by telephone, by Internet, or by signing, dating and returning the GOLD proxy card in the postage-paid envelope provided.

--------------------------------------------------------------------------------

Important Information

In connection with The Children's Place's 2009 Annual Meeting of Shareholders, the Committee filed a definitive proxy statement on Schedule 14A with the SEC on June 17, 2009 containing information about the solicitation of proxies for use at The Children's Place's 2009 Annual Meeting of Shareholders. The definitive proxy statement and the GOLD proxy card were first disseminated to shareholders of The Children's Place on or about June 17, 2009. SHAREHOLDERS OF THE CHILDREN'S PLACE ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION. The Committee may file other additional proxy solicitation material in connection therewith from time to time. The definitive proxy statement and other documents relating to the solicitation of proxies by the Committee will be available at no charge on the SEC's website at http://www.sec.gov. In addition, the Committee will provide copies of the definitive proxy statement and other relevant documents without charge upon request. Request for copies should be directed to our proxy solicitor, Innisfree M&A Incorporated, at 1-888-750-5834.

Ezra Dabah, Renee Dabah, Stanley Silverstein, Raine Silverstein, Barbara Dabah, Gila Goodman, Raphael Benaroya, Jeremy Fingerman, Ross Glickman and Emanuel Pearlman may be deemed to be participants in the solicitation of proxies with respect to the Committee's nominees. Information about each of the participants is available in the definitive proxy statement filed by the Committee with the SEC on June 17, 2009 in connection with the solicitation of proxies for the 2009 annual meeting of The Children's Place shareholders. Information about the participants' direct or indirect interests in the matters to be considered at the 2009 annual meeting of Shareholders of The Children's Place, including by security ownership or otherwise, is also contained in the definitive proxy statement.


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